SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2014

Commission File Number 0-28800

_____

DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2014, incorporated by reference herein:

Exhibit

99.1 Release dated October 24, 2014, entitled "REPORT TO SHAREHOLDERS FOR THE QUARTER ENDED 30 SEPTEMBER 2014."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 24, 2014   By: /s/ Themba Gwebu
                                             Name: Themba Gwebu
                                             Title: Company Secretary



DRDGOLD LIMITED

REPORT TO SHAREHOLDERS

FOR THE QUARTER ENDED 30 SEPTEMBER 2014 (Q1 FY2015)

GROUP RESULTS: KEY FEATURES

Q1 FY2015 VS Q4 FY2014
- Gold production up **8%** to 37 005 oz
- Operating profit up **52%** to R79.7 million
- Cash balance steady net of loan retirement
- Wage settlement extended until 2016

Q1 FY2015 VS Q1 FY2014
- Gold production up **10%** to 37 005 oz
- Operating profit up **11%** to R79.7 million
- AISC down **9%** to US$1 237/oz
- EBITDA up **87%** to R48.0 million

REVIEW OF OPERATIONS

Group		Quarter Sep 2014	Quarter Jun 2014	% change Q1 2015 vs Q4 2014	Quarter Sep 2013 *Restated	% Change Q1 2015 vs Q1 2014
Gold production	oz	37 005	34 143	8	33 597	10
	kg	1 151	1 062	8	1 045	10
Gold sold	oz	38 291	32 857	17	36 394	5
	kg	1 191	1 022	17	1 132	5
Cash operating costs	US$ per oz	1 085	1 120	(3)	1 164	(7)
	ZAR per kg	375 044	379 039	(1)	373 433	–
All-in sustaining costs	US$ per oz	1 237	999	24	1 362	(9)
	ZAR per kg	427 631	339 315	26	436 954	(2)
Average gold price received	US$ per oz	1 284	1 293	(1)	1 333	(4)
	ZAR per kg	443 760	437 770	1	427 604	4
Operating profit	ZAR million	79.7	52.6	52	72.0	11
Cash operating margin	%	15	13	15	13	22
All-in sustaining costs margin	%	4	22	(84)	(2)	266
EBITDA#	ZAR million	48.0	114.1	(58)	25.7	87
Headline (loss)/earnings	ZAR million	(1.1)	37.4	(103)	(14.8)	93
	ZAR cents per share	–	10	(104)	(4)	99

* Refer to note 2 restatements.

EBITDA refers to earnings before interest, tax, depreciation, amortisation and impairments of subsidiaries and includes attributable share of earnings before interest, tax, depreciation, amortisation and impairment of equity accounted investments.

SHAREHOLDERS INFORMATION

Issued capital
385 383 767 ordinary no par value shares
6 155 559 treasury shares held within the group
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 386 621 795

(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
JSE share code: DRD
Interest rate issuer: DRDI
ISIN: ZAE 000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("DRDGOLD" or "the company")

MARKET CAPITALISATION		
As at 30 September 2014	(ZARm)	1 479.9
As at 30 September 2014	(US$m)	131.0
As at 30 June 2014	(ZARm)	1 175.4
As at 30 June 2014	(US$m)	114.5

STOCK TRADED	JSE	NYSE*
Average volume for the quarter per day ('000)	587	1704
% of issued stock traded (annualised)	40	115
Price • High	R 4.03	$0.365
• Low	R 2.52	$0.237
• Close	R 3.84	$0.340

* This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares.

DEAR SHAREHOLDER

I am pleased to report an improvement in a number of key performance indicators:

- gold production improved by another 8%, quarter-on-quarter. Compared to the March quarter (30 126oz) the positive swing was 23% or 6 879oz;
- net cash inflow from operations rose to R86.6 million. This enabled us to pay down R73.3 million in debt that was due in July, and maintain a cash balance of R204 million; and
- total all-inclusive cash expenditure for the quarter – including all operational and corporate cash costs and capital expenditure, excluding repayments of borrowings – reduced to R415 659/kg from R430 243/kg for an all-in cash margin of 6.7%.

The carbon adsorption inefficiencies and throughput issues that plagued the initial start-up of the flotation and fine-grind circuit (FFG) did not manifest this time round, and inventory build-up in the FFG impacted gold output exactly as anticipated.

We track five important indicators in the FFG test-work:

- the efficiency of the float circuit, targeting a mass pull of 3.5% to 4% of throughput and containing at least 40% of the gold contained in the feed. This target was achieved early on in test work and is being maintained;
- the efficiency of the mills, targeting a reduction in size of the mill feed to between 20 and 22 microns, while not exceeding a certain grinding media consumption rate. Although the grind is within specification, the media consumption rate is still higher than we are targeting and we intend to run a number of further tests in this regard;
- leach and carbon adsorption efficiency. Our carbon efficiencies are trending very favourably and dissolved losses are within specification. We do believe that the combined leach and carbon efficiency will benefit from a different leach and adsorption configuration. We will test this assumption during October and if this turns out to be correct, a minor engineering adjustment will be made to bring about the re-configuration;
- the effect of the FFG on the down-stream low grade CIL circuit. An initial concern was that the reagents used in the float cells could impact carbon adsorption efficiencies downstream. We have not, as yet, seen any adverse effects and are closely monitoring this to keep the low grade CIL in steady state; and
- washed residue value trends. Ultimately the purpose of the FFG

is to free up more of the gold that previously remained stuck in solids. The washed residues value, which is the assay value of solids leaving the plant, is the ultimate test that the mills are doing their job. Our target is to drop the washed residue grade by 0.03g of gold per tonne. While it is still early days and we have not as yet obtained an adequate number of consistent samples to declare success, early trends are promising and increasingly consistent with the outcomes that the float and grind efficiencies suggest we ought to expect.

Q1 2015 VS Q4 2014

Operational review

Gold production rose by 8% quarter on quarter to 37 005oz, benefiting from a 12% increase in the average yield to 0.194g/t that offset a small reduction in volume throughput.

Gold sold was 17% higher at 38 291oz, a consequence of the sale during the September quarter of 1 286oz of gold produced in the June quarter.

Cash operating costs were 1% lower at R375 044/kg mainly due to higher gold production, notwithstanding an increase in the local authority's power tariff from 1 July and annual wage increments.

All-in sustaining costs were 26% higher at R427 631/kg. This increase is due mainly to the impact of a favourable R94.7 million decrease in environmental costs, credited to the statement of profit and loss in the previous quarter. This is explained in greater detail in note 7, below.

Total all-inclusive cash expenditure for the quarter, including all operational and corporate cash costs and capital expenditure, excluding only the R73.3 million loan note repayment in July, was R478.4 million. This translates into all-inclusive cash expenditure of R415 659/kg of gold produced, down from R430 234/kg in the previous quarter.

We consider this to be an important measure to enable us to track all in break-even costs and the net cash flows of the business.

Capital expenditure was 18% lower at R16.6 million, reflecting both completion of all major projects and specific planning to reduce capital expenditure during the winter months.

Financial review

Revenue increased by 18% to R528.5 million due to the increases in gold production and gold sold, and a 1% rise in the average rand gold price received to R443 760/kg.

Operating profit was 52% higher at R79.7 million after accounting for cash operating costs, 7% higher at R431.7 million.

However a R2.0 million charge for environmental rehabilitation in the quarter under review, compared with a R94.7 million benefit in the previous quarter, together with retrenchment costs of R5.8 million compared with R1.0 million, resulted in a 73% reduction in gross profit to R25.6 million.

After accounting for other expenses and taxation, a loss of R4.7 million was recorded, compared with a profit of R7.9 million in the previous quarter.

The cash operating margin increased to 15% from 13%, and the all-in sustaining costs margin declined from 22% to 4%. The all-in cost cash margin was 6.7%.

Earnings before interest, taxation, depreciation and amortisation (EBITDA) were 58% lower at R48.0 million and the headline loss position was zero, compared with headline earnings of 10 South African cents per share (SAc/ps) in the previous quarter.

Q1 2015 VS Q1 2014

Operational review
Figures for Q1 FY2014 in this results document have been restated to reflect the impact of the application of IFRS 10, IFRIC 5 and IFRS 11 and are thus comparable with those for the quarter under review.

Gold production for the quarter was up 10% from the 33 597oz recorded in Q1 FY2014. While throughput was down 3% from 6 098 000t, the average yield increased 13% from 0.171g/t. Gold sales were up 5%, from 36 394oz.

While cash operating costs were virtually unchanged from the R373 433/kg recorded in Q1 FY2014, all-in sustaining costs dropped 2% from R436 954/kg, reflecting higher gold production.

Capital expenditure was 68% lower, from R52.3 million, the construction of the new high grade section having been concluded.

Financial review
Higher gold production and sales, together with a 4% increase in the average rand gold price received from R427 604/kg, resulted in a 9% rise in revenue from R484.0 million. Although cash operating costs were up 11% from R390.2 million, operating profit rose by 11% from R72.0 million.

Gross profit rose by 67.5% from R15.3 million and, after accounting for expenses and taxation, the loss recorded in the quarter under review narrowed by 79% from a loss of R22.2 million.

The cash operating margin improved from 13% to 15% and the all-in sustaining costs margin from -2% to 4%. The all-in cash cost margin was higher at 6.7%.

EBITDA was 86% higher, from R25.7 million, and a headline loss of 4 SAc/ps improved to a zero headline earnings/loss position.

Looking ahead
We are encouraged by the performance of the plant and the early results of the FFG test work. These results provide clear guidance on the adjustments required to take full advantage of the considerable upside that this circuit promises. We remain on track to complete test work, and the changes we may have to make, by the end of December.

Niël Pretorius
Chief executive officer
24 October 2014

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Note	Quarter Sep 2014 Rm Unaudited	Quarter Jun 2014 Rm Unaudited	Quarter Sep 2013 Rm Restated* Unaudited
Gold and silver revenue		528.5	447.4	484.0
Net operating costs		(448.8)	(394.8)	(412.0)
Cash operating costs		(431.7)	(402.5)	(390.2)
Movement in gold in process		(17.1)	7.7	(21.8)
Operating profit		**79.7**	52.6	72.0
Depreciation		(40.0)	(38.9)	(36.4)
Movement in provision for environmental rehabilitation	7	(2.0)	94.7	(4.0)
Environmental rehabilitation costs		(4.6)	(0.7)	(10.7)
Retrenchment costs		(5.8)	(1.0)	(2.4)
Care-and-maintenance costs		(3.8)	(3.0)	(5.1)
Other operating income/(expenses)		2.1	(9.0)	1.9
Gross profit from operating activities		**25.6**	94.7	15.3
Impairments	3	(2.0)	(51.3)	(0.8)
Share of losses of equity accounted investments		–	(0.3)	–
Corporate and administration expenses		(16.1)	(19.1)	(25.2)
Share-based payments		(1.1)	(1.4)	(0.8)
(Loss)/profit on disposal of assets		(0.4)	1.0	–
Net finance expense		(7.6)	(4.3)	(6.0)
(Loss)/profit before taxation		**(1.6)**	19.3	(17.5)
Income tax		(3.1)	(11.4)	(4.7)
(Loss)/profit after taxation		**(4.7)**	7.9	(22.2)
Attributable to:				
Equity owners of the parent		(3.3)	(3.8)	(15.6)
Non-controlling interest		(1.4)	11.7	(6.6)
		(4.7)	7.9	(22.2)
Other comprehensive income				
Foreign exchange translation and other		–	–	0.5
Fair value adjustment of available-for-sale investments		0.8	(55.4)	–
Total comprehensive income for the period		**(3.9)**	(47.5)	(21.7)
Attributable to:				
Equity owners of the parent		(2.5)	(57.4)	(15.1)
Non-controlling interest		(1.4)	9.9	(6.6)
		(3.9)	(47.5)	(21.7)
Reconciliation of headline (loss)/earnings				
Net loss		(3.3)	(3.8)	(15.6)
Adjusted for:				
– Impairments		2.0	51.3	0.8
– Share of losses on equity accounted investments (impairment)		–	0.3	–
– Loss/(profit) on disposal of assets		0.4	(1.0)	–
– Profit on disposal of associate		–	(2.5)	–
– Non-controlling interest in headline earnings adjustment		(0.1)	(3.6)	–
– Income tax thereon		(0.1)	(3.3)	–
Headline (loss)/earnings		(1.1)	37.4	(14.8)
Headline (loss)/earnings per share – cents		–	10	(4)
Basic (loss)/earnings per share – cents		(1)	(1)	(4)
Diluted headline (loss)/earnings per share – cents		–	10	(4)
Diluted basic (loss)/earnings per share – cents		(1)	(1)	(4)
Calculated on the weighted average ordinary shares issued of :		**379 228 208**	379 228 208	379 178 208

The accompanying notes are an integral part of the condensed consolidated financial statements.

*Refer to note 2 restatements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Note	As at 30 Sep 2014 Rm Unaudited	As at 31 Jun 2014 Rm Audited	As at 30 Sep 2013 Rm Restated* Unaudited
Assets				
Non-current assets		**1 950.2**	1 970.3	2 088.0
Property, plant and equipment		**1 734.3**	1 755.5	1 775.7
Equity accounted investments		**–**	–	0.3
Non-current investments and other assets		**36.8**	36.9	129.3
Environmental rehabilitation trust funds and investments		**177.7**	176.5	181.2
Deferred tax asset		**1.4**	1.4	1.5
Current assets		**443.6**	470.4	580.1
Inventories		**126.6**	147.2	124.9
Trade and other receivables		**103.4**	99.5	119.0
Tax receivables		**0.3**	5.9	5.4
Cash and cash equivalents	4	**204.3**	208.9	330.8
Assets held-for-sale	6	**9.0**	8.9	–
Total assets		**2 393.8**	2 440.7	2 668.1
Equity and liabilities				
Equity		**1 469.9**	1 481.2	1 569.1
Equity of the owners of the parent		**1 239.2**	1 249.1	1 332.9
Non-controlling interest		**230.7**	232.1	236.2
Non-current liabilities		**590.5**	652.0	731.0
Loans and borrowings	5	**–**	75.5	75.5
Post-retirement and other employee benefits		**9.8**	9.3	9.1
Provision for environmental rehabilitation		**462.7**	451.2	537.3
Deferred tax liability		**118.0**	116.0	109.1
Current liabilities		**333.4**	307.5	368.0
Trade and other payables		**232.2**	211.8	274.6
Post retirement and other employee benefits		**2.4**	2.0	1.0
Loans and borrowings	5	**77.5**	73.2	92.4
Liabilities held-for-sale	6	**21.3**	20.5	–
Total liabilities		**923.9**	959.5	1 099.0
Total equity and liabilities		**2 393.8**	2 440.7	2 668.1

The accompanying notes are an integral part of the condensed consolidated financial statements.

*Refer to note 2 restatements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter Sep 2014 Rm Unaudited	Quarter Jun 2014 Rm Unaudited	Quarter Sep 2013 Rm Restated* Unaudited
Net cash inflow from operations	**86.6**	19.3	11.2
Net cash outflow from investing activities	**(17.9)**	(17.4)	(57.1)
Net cash (out)/in flow from financing activities	**(73.3)**	0.3	–
Loans and other	**(73.3)**	0.3	–
(Decrease)/increase in cash and cash equivalents	**(4.6)**	2.2	(45.9)
Opening cash and cash equivalents	**208.9**	206.7	367.7
Closing cash and cash equivalents	**204.3**	208.9	330.8
Reconciliation of net cash inflow from operations			
(Loss)/profit before taxation	**(1.6)**	19.3	(17.5)
Adjusted for:			
Movement in gold in process	**17.1**	(7.7)	21.8
Depreciation and impairment	**42.0**	90.2	37.2
Share of losses of equity accounted investments	**–**	0.3	–
Movement in provision for environmental rehabilitation	**2.0**	(94.7)	4.0
Share-based payments	**1.1**	1.4	0.8
Loss/(profit) on disposal of assets	**0.4**	(1.0)	–
Profit on the sale of associate	**–**	(2.5)	–
Finance expense and unwinding of provisions	**9.7**	10.5	9.2
Growth in Environmental Trust Funds	**(1.3)**	(1.2)	(1.1)
Other non-cash items	**(2.4)**	(3.9)	3.0
Taxation refund/(paid)	**4.4**	(4.2)	–
Working capital changes	**15.2**	12.8	(46.2)
Net cash inflow from operations	**86.6**	19.3	11.2

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter Sep 2014 Rm Unaudited	Quarter Jun 2014 Rm Unaudited	Quarter Sep 2013 Rm Restated* Unaudited
Balance at the beginning of the period	**1 481.2**	1 528.7	1 643.7
Share issue expenses	**–**	(0.1)	–
Increase in share-based payment reserve	**0.2**	0.1	0.2
Net (loss)/profit attributable to equity owners of the parent	**(3.3)**	(3.8)	(15.6)
Net (loss)/profit attributable to non-controlling interest	**(1.4)**	11.7	(6.6)
Dividends declared on ordinary share capital	**(7.6)**	–	(53.1)
Fair-value adjustment on available-for-sale investments	**0.8**	(55.4)	–
Other comprehensive income	**–**	–	0.5
Balance at the end of the period	**1 469.9**	1 481.2	1 569.1

The accompanying notes are an integral part of the condensed consolidated financial statements.

*Refer to note 2 restatements.

1. BASIS OF PREPARATION

The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for quarterly reports. The Listings Requirements require quarterly reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Board.

The condensed consolidated financial statements of DRDGOLD Limited for the quarter ended 30 September 2014 have not been reviewed by an independent auditor.

2. RESTATEMENTS

Impact of changes in accounting policies
The application of standards, amendments to standards and interpretations adopted for the first time did not have any effect on the financial position or financial performance of the group.

Impact of applying IFRS 10 and IFRS 11 on the quarterly results
The impact of the adoption of IFRS 10, IFRIC 5 and IFRS 11 (refer below) was not quantified or reported on in the quarterly financial statements for the quarter ended 30 September 2013. The results for this comparative period ended 30 September 2013 as well as the statement of financial position at these dates have been restated with the effects of IFRS 10, IFRIC 5 and IFRS 11 where relevant.

i) The group adopted IFRS11 – Joint Arrangements with an effective date of 1 July 2013. The group's previous accounting policy was to proportionately consolidate investments in joint arrangements. With the adoption of IFRS 11 – Joint Arrangements the group applies equity accounting and has retrospectively restated the comparative information. The group re-evaluated its involvement in its joint arrangement and the investee continues to be classified as a joint venture.

ii) The group has adopted IFRS 10 Consolidated Financial Statements and has reassessed the control conclusion for its investees at 1 July 2013. The group's previous accounting policy was to consolidate the Guardrisk Cell Captive as a special purpose entity (SPE) on a line by line basis. With the adoption of IFRS 10 Consolidated Financial Statements the Guardrisk Cell Captive is not considered to be controlled by the group and is therefore not consolidated with an effective date of 1 July 2013.

The Cell Captive cell # 170, to which DRDGOLD is a shareholder, holds funds that may be applied only towards the settlement of the DRDGOLD group's environmental rehabilitation obligations under financial guarantees issued by Guardrisk Insurance Company Limited to the Department of Mineral Resources (DMR). The group is therefore considered to have a right to the funds held in the Guardrisk Cell Captive and therefore recognised a reimbursive right to these funds in the hands of Ergo under IFRIC 5 Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.

ADJUSTMENTS TO THE GROUP STATEMENTS OF FINANCIAL POSITION

	Period ended 30 Sep 2013 as stated previously Rm	IFRS 10 and IFRIC 5 Rm	IFRS 11 Rm	30 Sep 2013 Restated Rm
Environmental rehabilitation trust funds and investments	180.8	0.4	–	181.2
Non-current investments and other assets	129.2	0.1	–	129.3
Equity accounted investments	–	–	0.3	0.3
Trade and other receivables*	126.3	(7.3)	–	119.0
Cash and cash equivalents	331.3	–	(0.5)	330.8
Deferred tax liability	103.3	5.8	–	109.1
Trade and other payables*	280.8	(6.0)	(0.2)	274.6
Equity of the owners of the parent	1 361.3	(28.4)	–	1 332.9
Non-controlling interest	214.4	21.8	–	236.2

	Period ended 30 Jun 2013 as stated previously Rm	IFRS 10 and IFRIC 5 Rm	IFRS 11 Rm	30 Jun 2013 Restated Rm
Environmental rehabilitation trust funds and investments	177.0	(2.0)	–	175.0
Non-current investments and other assets	130.1	0.1	–	130.2
Equity accounted investments	–	–	0.3	0.3
Cash and cash equivalents	377.2	–	(0.5)	376.7
Deferred tax liability	100.7	5.7	–	106.4
Trade and other payables	220.5	(3.0)	(0.2)	217.3
Equity of the owners of the parent	1 427.0	(26.1)	–	1 400.9
Non-controlling interest	221.3	21.5	–	242.8

*Trade and other receivables exclude tax receivable and trade and other payables exclude post retirement and other employee benefits that were previously reported under one caption respectively.

ADJUSTMENTS TO THE GROUP STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Period ended 30 Sep 2013 as stated previously Rm	IFRS 10 and IFRIC 5 Rm	IFRS 11 Rm	Period ended 30 Sep 2013 Restated Rm
Corporate and administrative expenses	(23.3)	(1.9)	–	(25.2)
Loss before tax	(15.6)	(1.9)	–	(17.5)
Income tax	(4.6)	(0.1)	–	(4.7)
Loss after tax	(20.2)	(2.0)	–	(22.2)
Attributable to:				
Equity owners of the parent	(13.3)	(2.3)	–	(15.6)
Non-controlling interest	(6.9)	0.3	–	(6.6)
Total comprehensive income for the year	(19.7)	(2.0)	–	(21.7)
Attributable to:				
Equity owners of the parent	(12.8)	(2.3)	–	(15.1)
Non-controlling interest	(6.9)	0.3	–	(6.6)
Earnings per share attributable to equity owners of the parent				
Basic loss per share (cents)	(4)	–	–	(4)
Diluted basic loss per share (cents)	(3)	(1)	–	(4)
Headline loss per share (cents)	(3)	(1)	–	(4)
Diluted headline loss per share (cents)	(3)	(1)	–	(4)

ADJUSTMENTS TO THE GROUP STATEMENT OF CASH FLOWS

	Period ended 30 Sep 2013 as stated previously Rm	IFRS 10 and IFRIC 5 Rm	IFRS 11 Rm	Period ended 30 Sep 2013 Restated Rm
Net increase in cash and cash equivalents	(45.9)	–	–	(45.9)
Cash and cash equivalents at the beginning of the period	377.2	–	(0.5)	367.7
Cash and cash equivalents at the end of the period	331.3	–	(0.5)	330.8

3. IMPAIRMENTS

The group recorded an impairment of R2.0 million for the quarter ended 30 September 2014 consisting of:

– R1.2 million against cash and cash equivalents incurred on funds with an underlying exposure to securities held in African Bank.

– R0.8 million against the investment in West Wits Mining Limited.

The group recorded an impairment of R51.3 million for the quarter ended 30 June 2014 consisting of:

– R12.4 million against property, plant and equipment.

– R2.7 million impairment reversal against the investment in West Wits Mining South Africa Proprietary Limited.

– R1.4 million against the investment in West Wits Mining Limited.

– R40.2 million against the investment in Rand Refinery Proprietary Limited (refer below).

Impairment of Rand Refinery Proprietary Limited ("Rand Refinery")

Following the adoption of a new Enterprise Resource Planning system in 2013, Rand Refinery experienced implementation difficulties which led to a difference between the actual inventory and the accounting records of approximately 87 000oz of gold. Due to the uncertainty around Rand Refinery's inventory and the time it is taking to resolve this matter, the Group has assumed that the 87 000oz gold shortfall will not be recovered.

Management therefore estimated the fair value of the investment in Rand Refinery to be zero. The accumulated fair value adjustments recognised in Other Comprehensive Income has been reversed and the initial cost of the investment has been recognised as an impairment in profit and loss for the period.

4. CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents is restricted cash of R13.7 million (30 June 2014: R13.5 million) in the form of guarantees.

5. LOANS AND BORROWINGS

Included in loans and borrowings is a Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD can issue notes from time to time. DRDGOLD raised a total of R165 million under the DMTN Programme in July and September 2012. The different unsecured notes issued mature 12 (R20.0 million), 24 (R69.5 million) and 36 (R75.5 million) months from the date of issue and bear interest at the three month Johannesburg Inter–bank Acceptance Rate rate (5.725% as at 30 June 2014) plus a margin ranging from 4% to 5% per annum.

On 3 July 2014, DRDGOLD repaid the amount of R73.2 million in capital and interest.

6. ASSETS AND LIABILITIES HELD FOR SALE

In line with the group's strategy to exit underground mining operations, management committed to a plan to sell certain of the underground mining and prospecting rights held by East Rand Proprietary Mines Limited (ERPM), including the related liabilities, during FY2014.

On 25 July 2014, DRDGOLD announced that its subsidiaries Ergo Mining Operations Proprietary Limited (EMO) and ERPM had collectively entered into an agreement to dispose of certain underground mining and prospecting rights held by ERPM, and certain other assets on the related mining areas, for an agreed consideration of R220 million.

The disposal is subject to the fulfilment of various suspensive conditions including regulatory approvals required for disposals of this nature. A number of these suspensive conditions had not been fulfilled at the date of these condensed consolidated financial statements for the quarter ended 30 September 2014.

7. MOVEMENT IN PROVISION FOR ENVIRONMENTAL REHABILITATION

An amount of R2.0 million was charged to the statement of profit or loss for the quarter ended 30 September 2014.

An amount of R94.7 million was credited to the statement of profit or loss for the quarter ended 30 June 2014 resulting from a decrease in the estimated cost to rehabilitate. This is based on the implementation of a different technique to vegetate the Crown complex as well as the increased use of "grey water" in rehabilitation. An updated survey also resulted in a decrease of the area to be vegetated.

8. SUBSEQUENT EVENTS

There were no significant subsequent events between the quarter end reporting date of 30 September 2014 and the date of issue of these condensed consolidated financial statements.

ALL-IN SUSTAINING COSTS RECONCILIATION (Unaudited)

R million unless otherwise stated		
Net operating costs	Sep 2014 Qtr	448.8
	Jun 2014 Qtr	394.8
Corporate, administration and other expenses	Sep 2014 Qtr	15.1
	Jun 2014 Qtr	29.3
Rehabilitation and remediation (accretion and amortisation)	Sep 2014 Qtr	11.7
	Jun 2014 Qtr	(84.2)
Capital expenditure (sustaining)	Sep 2014 Qtr	16.6
	Jun 2014 Qtr	20.4
All-in sustaining costs*	Sep 2014 Qtr	**492.2**
	Jun 2014 Qtr	360.3
Retrenchment costs	Sep 2014 Qtr	5.8
	Jun 2014 Qtr	1.0
Rehabilitation and remediation	Sep 2014 Qtr	4.6
	Jun 2014 Qtr	0.7
Care-and-maintenance costs	Sep 2014 Qtr	3.8
	Jun 2014 Qtr	3.0
Capital expenditure (non-sustaining)	Sep 2014 Qtr	–
	Jun 2014 Qtr	(0.2)
All-in costs*	Sep 2014 Qtr	**506.4**
	Jun 2014 Qtr	364.8
All-in sustaining costs (R/kg)	Sep 2014 Qtr	427 631
	Jun 2014 Qtr	339 315
All-in sustaining costs (US$/oz)	Sep 2014 Qtr	1 237
	Jun 2014 Qtr	999
All-in costs (R/kg)	Sep 2014 Qtr	440 012
	Jun 2014 Qtr	343 618
All-in costs (US$/oz)	Sep 2014 Qtr	1 273
	Jun 2014 Qtr	1 010

* All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

ERGO KEY OPERATING AND FINANCIAL RESULTS (Unaudited)#

Ore milled ('000t) (metric) (imperial)	**Sep 2014 Qtr**	**5 938**	**6 545**
	Jun 2014 Qtr	6 131	6 758
Yield (g/t) (oz/t) (metric) (imperial)	**Sep 2014 Qtr**	**0.194**	**0.006**
	Jun 2014 Qtr	0.173	0.005
Gold produced (kg) (oz) (metric) (imperial)	**Sep 2014 Qtr**	**1 151**	**37 005**
	Jun 2014 Qtr	1 062	34 143
Cash operating costs (ZAR/kg) (US$/oz)	**Sep 2014 Qtr**	**375 044**	**1 085**
	Jun 2014 Qtr	379 039	1 120
Cash operating costs (ZAR/t) (US$/t)	**Sep 2014 Qtr**	**73**	**6**
	Jun 2014 Qtr	66	6
Gold and silver revenue (ZAR million) (US$ million)	**Sep 2014 Qtr**	**528.5**	**49.2**
	Jun 2014 Qtr	447.4	42.5
Operating profit (ZAR million) (US$ million)	**Sep 2014 Qtr**	**79.7**	**7.4**
	Jun 2014 Qtr	52.6	5.0
(Loss)/profit before taxation (ZAR million)(US$ million) *	**Sep 2014 Qtr**	**(1.6)**	**(0.3)**
	Jun 2014 Qtr	19.3	4.5
Capital expenditure (ZAR million) (US$ million)	**Sep 2014 Qtr**	**16.5**	**1.5**
	Jun 2014 Qtr	20.2	1.9

Note – The group only has one operating segment – Ergo.

* Note – The difference between the profit before tax on the statement of profit or loss and other comprehensive income relates to corporate head office and all other.



FORWARD LOOKING STATEMENTS

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2013, which we filed with the United States Securities and Exchange Commission on 25 October 2013 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed and reported on by DRDGOLD's auditors.



DRDGOLD
LIMITED

DIRECTORS (*British)(American)**

Executives: DJ Pretorius *(Chief executive officer)*
AT Meyer *(Acting chief financial officer)*
Independent non-executives: GC Campbell* *(Non-executive chairman)*
J Holtzhausen, RP Hume, EA Jeneker, J Turk**
Company secretary: TJ Gwebu

FOR FURTHER INFORMATION. CONTACT NIËL PRETORIUS AT:
Tel:(+27) (0) 11 470 2600 • Fax: (+27) (0) 11 470 2618
Website: http://www.drdgold.com • Quadrum Office Park • Building 1
50 Constantia Boulevard • Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg • 1700 • South Africa